                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            LG.Philips LCD Co., Ltd.
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                                (Name of Issuer)

                  COMMON STOCK, PAR VALUE (WON)5,000 PER SHARE
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                         (Title of Class of Securities)

                                    50186V102
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                                 (CUSIP Number)

                                December 31, 2004
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [  ]     Rule 13d-1(b)

         [  ]     Rule 13d-1(c)

         [x]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.        50186V102
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     1.  Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

         Koninklijke Philips Electronics N.V.
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     2.  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) X

         (b) NOT APPLICABLE
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     3. SEC Use Only
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     4. Citizenship or Place of Organization     The Netherlands
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   Number of           5.   Sole Voting Power     0
    Shares           -----------------------------------------------------------
 Beneficially          6.   Shared Voting Power       290,000,000(1)
Owned by Each        -----------------------------------------------------------
  Reporting            7.   Sole Dispositive Power     145,000,000
 Person With         -----------------------------------------------------------
                       8.   Shared Dispositive Power    0
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     9. Aggregate Amount Beneficially Owned by Each Reporting Person
                                                        145,000,000 (does not
                                                        include Common Stock
                                                        beneficially owned by LG
                                                        Electronics Inc.)
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     10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
         Instructions)    X
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     11.   Percent of Class Represented by Amount in Row (9)
                                      44.6% (does not include Common Stock
                                      beneficially owned by LG Electronics Inc.)
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     12. Type of Reporting Person (See Instructions)   HC
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1 This total represents the aggregate amount of Common Stock owned by the group formed by Koninklijke Philips Electronics N.V. and LG Electronics Inc. Koninklijke Philips Electronics N.V. owns 145,000,000, or 44.6%, of the class, and pursuant to Rule 13d-4 it disclaims beneficial ownership of the Common Stock held by LG Electronics Inc.

CUSIP NO.        50186V102
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     1.  Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

         LG Electronics Inc.
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     2.  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) X

         (b) NOT APPLICABLE
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     3. SEC Use Only
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     4. Citizenship or Place of Organization     The Republic of Korea
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   Number of           5.   Sole Voting Power     0
    Shares           -----------------------------------------------------------
 Beneficially          6.   Shared Voting Power       290,000,000(2)
Owned by Each        -----------------------------------------------------------
  Reporting            7.   Sole Dispositive Power     145,000,000
 Person With         -----------------------------------------------------------
                       8.   Shared Dispositive Power    0
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     9. Aggregate Amount Beneficially Owned by Each Reporting Person
                                                        145,000,000 (does not
                                                        include Common Stock
                                                        beneficially owned by
                                                        Koninklijke Philips
                                                        Electronics N.V.)
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     10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
         Instructions)    X
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     11.   Percent of Class Represented by Amount in Row (9)
                                      44.6% (does not include Common Stock
                                      beneficially owned by Koninklijke Philips
                                      Electronics N.V.)
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     12. Type of Reporting Person (See Instructions)   HC
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2 This total represents the aggregate amount of Common Stock owned by the group formed by Koninklijke Philips Electronics N.V. and LG Electronics Inc. LG Electronics Inc. owns 145,000,000, or 44.6%, of the class, and pursuant to Rule 13d-4 it disclaims beneficial ownership of the Common Stock held by Koninklijke Philips Electronics N.V.

         This Schedule 13G of Koninklijke Philips Electronics N.V., a Netherlands corporation ("Philips"), and LG Electronics Inc., a Korean corporation ("LG Electronics"), is being filed with the U.S. Securities and Exchange Commission in respect of the Common Stock of LG.Philips LCD Co., Ltd., a corporation with limited liability established under the laws of the Republic of Korea, beneficially owned by each of Philips and LG Electronics.


ITEM 1.
(a)  Name of Issuer:
     LG.Philips LCD Co., Ltd.

(b)  Address of Issuer's Principal Executive Offices:
     17th Floor, West Tower, LG Twin Towers, 20 Yoido-dong, Youngdungpo-gu, Seoul, Republic of Korea 150-721

ITEM 2.

(a)  Name of Person Filing:
     Koninklijke Philips Electronics N.V.
     LG Electronics Inc.

(b)  Address of Principal Business Office or, if none, Residence:
     Breitner Center, Amstelplein 2, 1096 Amsterdam, The Netherlands, in the case of Philips.
     West Tower, LG Twin Towers, 20 Yoido-dong, Youngdungpo-gu,
     Seoul, Republic of Korea 150-721, in the case of LG Electronics.

(c) Citizenship:
    The Netherlands, in the case of Philips
    The Republic of Korea, in the case of LG Electronics

(d)  Title of Class of Securities:
     COMMON STOCK, PAR VALUE (WON)5,000 PER SHARE

(e)  CUSIP Number:
     The Common Stock, which is not traded on U.S. markets, has not been assigned a CUSIP number. The CUSIP number for the related American Depositary Shares is 50186V102.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS.240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

         N/A


ITEM 4.  OWNERSHIP

         (a) Amount beneficially owned: 145,000,000 by Philips
                                        145,000,000 by LG Electronics

         (b) Percent of class: 44.6% by Philips
                               44.6% by LG Electronics

         (c) Number of shares as to which the person has:

             (i)   Sole power to vote or to direct the vote: 0

             (ii)  Shared power to vote or to direct the vote: 290,000,000(3)

             (iii) Sole power to dispose or to direct the disposition of:
                                                   145,000,000 by Philips
                                                   145,000,000 by LG Electronics

             (iv)  Shared power to dispose or to direct the disposition of: 0

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         N/A

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

         N/A

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         See Exhibit II.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         N/A

ITEM 10. CERTIFICATION

         N/A





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3 This total represents the aggregate amount of Common Stock owned by the group formed by Philips and LG Electronics. Philips owns 145,000,000, or 44.6%, of the class, and pursuant to Rule 13d-4 it disclaims beneficial ownership of the Common Stock held by LG Electronics. LG Electronics owns 145,000,000, or 44.6%, of the class, and pursuant to Rule 13d-4 it disclaims beneficial ownership of the Common Stock held by Philips.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 11th, 2005              KONINKLIJKE PHILIPS ELECTRONICS N.V.,
                                         a Netherlands corporation


                                         By: /s/ A. Westerlaken
                                            ------------------------------------
                                         Name:  A. Westerlaken
                                         Title: General Secretary and
                                                Senior Vice President


                                         LG ELECTRONICS INC.,
                                         a Korean corporation


                                         By: /s/ K. O. Kim
                                            ------------------------------------
                                         Name:  K. O. Kim
                                         Title: Vice President &
                                                Corporate Treasurer

                                  EXHIBIT INDEX




EXHIBIT I          Joint Filing Agreement

EXHIBIT II         Address of Each Group Member